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           September 7, 2021

       Anjeza Gjino
       Chief Financial Officer
       Cyclerion Therapeutics, Inc.
       245 First Street, 18th Floor
       Cambridge, MA 02142

                                                        Re: Cyclerion
Therapeutics, Inc.
                                                            10-K filed February
25, 2021
                                                            File No. 001-38787

       Dear Ms. Gjino:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




           Sincerely,


           Division of Corporation Finance

           Office of Life Sciences